15046154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Municipal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Second Avenue, South
(No. and Street)

Saint Petersburg	FL	33701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – *if individual, state last, first, middle name*)

500 N Westshore Boulevard, Ste 1000	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of American Municipal Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of American Municipal Securities, Inc., as of December 31, 2014, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

American Municipal Securities, Inc.

Jeanne W. Steuart, Senior Vice President
Financial and Operations Principal

Sworn to and subscribed before me this
25th day of February, 2015.

Christine L. Beauregard
(Signature of Notary Public)

Personally known: X

CHRISTINE L. BEAUREGARD
Commission # FF 078264
Expires January 13, 2018
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Stockholders' Equity.
x	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital.
___	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
___	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	And Oath or Affirmation.
x	(m)	A copy of SIPC Supplemental Report.
x	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
American Municipal Securities, Inc.
St. Petersburg, Florida

We have audited the accompanying statement of financial condition of American Municipal Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 23, 2015

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2014

Assets	
Cash, including interest-bearing deposits of $13,673	$ 218,693
Receivable from clearing organization	19,376
Securities owned, at fair value	13,992,113
Accrued interest receivable	175,073
Premises and equipment, net	29,546
Other assets and prepaid expenses	99,326
Total	$ 14,534,127
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable	32,843
Payable to clearing broker	8,719,042
Accrued expenses and other liabilities	1,735,991
Total liabilities	10,487,876
Commitments and contingencies (Notes 3, 8 and 9)	
Stockholders' equity:	
Preferred stock, $10 cumulative, par value $.10 (authorized 45,000 shares; none issued)	-
Common stock, $.10 par value (authorized 30,000 shares; 6,600 issued and outstanding)	660
Additional paid-in capital	306,640
Retained income	3,738,951
Total stockholders' equity	4,046,251
Total	$ 14,534,127

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Income

Year Ended December 31, 2014

Revenues:	
Principal transactions	$ 6,501,323
Commissions	1,247,925
Interest	640,003
Other	14,637
Total revenues	8,403,888
Expenses:	
Commissions	3,483,140
Compensation and employee benefits	2,040,193
Trading fees	338,992
Clearing fees	298,357
Communications	35,299
Interest	78,312
Rent	146,528
Depreciation and amortization	20,182
Promotional costs	58,969
Other	365,308
Total expenses	6,865,280
Net income	$ 1,538,608

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Income	Total Stockholders' Equity
Balance at December 31, 2013	$ 660	306,640	3,641,343	3,948,643
Net income	-	-	1,538,608	1,538,608
Dividends paid	-	-	(1,441,000)	(1,441,000)
Balance at December 31, 2014	$ 660	306,640	3,738,951	4,046,251

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 1,538,608
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	20,182
Increase in accrued interest receivable, receivable from noncustomer and other assets and prepaid expenses	(57,523)
Increase in receivable from clearing organization	(616)
Increase in securities owned	(2,853,805)
Increase in payable to clearing broker	2,385,262
Increase in accounts payable	11,166
Increase in accrued expenses and other liabilities	494,808
Net cash provided by operating activities	1,538,082
Cash flows used in investing activity-	
Purchases of premises and equipment	(18,452)
Cash flows used in financing activity-	
Dividend on common stock	(1,441,000)
Net increase in cash	78,630
Cash at beginning of year	140,063
Cash at end of year	$ 218,693
Supplemental disclosure of cash flow information-	
Cash paid during the year for interest	$ 78,312

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

American Municipal Securities, Inc. (the "Company") is a securities broker/dealer headquartered in St. Petersburg, Florida with a branch office in Little Rock, Arkansas. The Company is a retail securities dealer, underwriter and market maker operating primarily in the United States of America. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 23, 2015, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Commission income and expense on customer transactions are earned from the sale of exchange listed securities, mutual funds and insurance products. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at fair value. Unrealized gains and losses on securities owned are reflected currently in principal transactions.

Interest. The Company earns interest on its securities portfolio. Interest is accrued and recorded when it is earned.

Depreciation and Amortization. Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders, therefore no provision for income taxes is reflected in these financial statements.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S-Corporation is defined as a tax position under this accounting guidance. As of December 31, 2014, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S-Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2011.

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued. The following describes valuation methodologies used for assets measured at fair value-

Securities Owned. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded equities. State and municipal obligations are valued using the Electronic Municipal Market Access system from the Municipal Securities Rulemaking Board. The price from the last "inter-dealer" trade of the year is generally the fair value. Because this is not an active market, but has significant other observable inputs, their securities are classified with Level 2 of the valuation hierarchy.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(3) Premises and Equipment

A summary of premises and equipment at December 31, 2014 is as follows:

Furniture and equipment	$511,179
Leasehold improvements	33,380
Total, at cost	544,559
Less accumulated depreciation and amortization	515,013
Premises and equipment, net	$ 29,546

The Company leases its office facilities under an operating lease. The lease contains escalation clauses based upon increases in operating expenses, real estate taxes, utility costs and renewal options. The Company's St. Petersburg, Florida office is leased from a related party. Rent expense was $146,528 during the year ended December 31, 2014 and included $102,000 paid to related parties. The lease that expired in 2014 was renewed in January 2015. Minimum future lease payments are approximately as follows:

(continued)

(3) Premises and Equipment, Continued

Year Ending December 31,	Amount
2015	$ 108,000
2016	108,000
2017	108,000
	$ 324,000

(4) Securities Owned

Marketable securities owned consist of trading and investment securities and are as follows:

State and municipal obligations	$ 13,913,345
Corporate debt securities	78,768
	$ 13,992,113

At December 31, 2014, the Company did not have any securities that would be classified as sold, not yet purchased.

Securities owned measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements Using		
	Fair Value As of December 31, 2014	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned:				
State and municipal obligations	$ 13,913,345	-	13,913,345	-
Corporate debt securities	78,768	-	78,768	-
	$ 13,992,113	-	13,992,113	-

During the year ended December 31, 2014, no securities were transferred in or out of Level 1, Level 2 or Level 3.

(continued)

(5) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds a portion of securities purchased by the Company. The percentage of the purchases funded depends on the underlying security. Interest is at a floating rate (1.5% at December 31, 2014) that generally corresponds to the federal funds rate plus 0.9%. At December 31, 2014, $8,719,042 had been advanced to purchase securities. At December 31, 2014, this account is collateralized by securities owned with a carrying value of $13,992,113.

(6) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan, which is available to employees who have completed one year of service and have attained age twenty-one. The Company did not contribute to the plan for the year ended December 31, 2014.

(7) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by 1,500 percent of its net capital. At December 31, 2014, the Company's minimum net capital requirement was $117,922. The Company's net capital computed in accordance with the Rule of the Commission amounted to $2,982,558 and the percentage of aggregate indebtedness to net capital was 59%.

(8) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Schedule I

AMERICAN MUNICIPAL SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

NET CAPITAL		
Total stockholder's equity		$ 4,046,251
Total capital and allowable subordinated liabilities		4,046,251
Deductions and/or changes:		
Furniture, equipment, and leasehold improvements	$ 29,546	
Other assets	99,326	128,872
Net capital before haircuts on securities positions		3,917,379
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1):		
Trading and investment securities:		
Exempted securities	833,995	
Debt securities	9,290	
Undue concentration	91,536	934,821
Net capital		$ 2,982,558
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (based on aggregate indebtedness)		$ 117,922
Minimum net capital required of reporting broker or dealer		$ 100,000
Net capital requirement (greater of above)		$ 117,922
Excess net capital		$ 2,864,636
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses and other liabilities		$ 1,768,834
Total A.I. Liabilities from Statement of Financial Condition		1,768,834
Less adjustment based on Deposits in Special Reserve Bank Accounts		-
Total aggregate indebtedness		$ 1,768,834
Percentage of aggregate indebtedness to net capital		59%

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

AMERICAN MUNICIPAL
SECURITIES, INC.
INVESTMENT BANKERS
Since 1980

Building *wealth* for the retirement years... providing *income strategies* to enjoy them

Exemption Report

The management of American Municipal Securities, Inc. has reviewed the provisions of 17 C.F.R. 15c3-3(k) and has claimed an exemption from 17 C.F.R. 240.15c3-3: under a (k)(2)(ii) exemption (the "exemption provisions") and state that we have met the identified exemption provisions throughout the most recent fiscal year without exception. American Municipal Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

John C. Petagna, Jr.
President

February 23, 2015

P.O. Box 11749 • St. Petersburg, FL 33733-1749
720 Second Avenue S. • St. Petersburg, FL 33701-4006
(800) 868-6864 • Phone (727) 825-0522 • Fax (727) 898-1320
www.amuni.com

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
American Municipal Securities, Inc.
St. Petersburg, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Municipal Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which American Municipal Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: under a (k)(2)(ii) exemption (the "exemption provisions") and (2) American Municipal Securities, Inc. stated that American Municipal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Municipal Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Municipal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 23, 2015

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

American Municipal Securities, Inc.
720 Second Avenue, South
St. Petersburg, Florida 33701

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by American Municipal Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Municipal Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Municipal Securities, Inc.'s management is responsible for American Municipal Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the income statement for the year ended December 31, 2014 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 23, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025338 FINRA DEC
AMERICAN MUNICIPAL SECURITIES INC
720 2ND AVE S
ST PETERSBURG FL 33701-4006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeanne Steuart 800-868-6864

2. A.	General Assessment (item 2e from page 2)	$ 17,219
B.	Less payment made with SIPC-6 filed (exclude interest) 07/16/2014 Date Paid	(8,850)
C.	Less prior overpayment applied	(--)
D.	Assessment balance due or (overpayment)	8,369
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	--
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 8,369
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 8,369	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Municipal Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Senior Vice President
(Title)

Dated the 22 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,403,888
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	--
(2) Net loss from principal transactions in securities in trading accounts.	--
(3) Net loss from principal transactions in commodities in trading accounts.	--
(4) Interest and dividend expense deducted in determining item 2a.	--
(5) Net loss from management of or participation in the underwriting or distribution of securities.	--
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	--
(7) Net loss from securities in investment accounts.	--
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,139,548
(2) Revenues from commodity transactions.	--
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	298,357
(4) Reimbursements for postage in connection with proxy solicitation.	--
(5) Net gain from securities in investment accounts.	--
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	--
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	--
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	121
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $78,312	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $576	
Enter the greater of line (i) or (ii)	78,312
Total deductions	1,516,338
2d. SIPC Net Operating Revenues	$6,887,550
2e. General Assessment @ .0025	$17,219

(to page 1, line 2.A.)